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As filed with the Securities and Exchange Commission on February 10, 2012

No. 333-178311

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Roundy's, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5411 (Primary Standard Industrial Classification Code Number)	27-2337996 (I.R.S. Employer Identification No.)

Roundy's Parent Company, Inc.
875 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Robert A. Mariano
Chief Executive Officer & President
Roundy's Parent Company, Inc.
875 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:
Dennis M. Myers, P.C. Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000	Craig F. Arcella Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☒ File Nos. 333-178311, 333-179419

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE UPON FILING WITH THE SECURITIES AND EXCHANGE COMMISSION IN ACCORDANCE WITH RULE 462(d) UNDER THE SECURITIES ACT.

 EXPLANATORY NOTE

        This Post-Effective Amendment to the Registration Statement on Form S-1 is being filed pursuant to Rule 462(d) under the Securities Act for the purposes of filing the form of Indemnification Agreement for directors and executive officers adopted by our board of directors on February 9, 2012. As such, only the cover page, Item 16(a) of Part II and the signatures and the exhibits are included herein.

 INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.    Exhibits and Financial Statement Schedules.

(a)    Exhibits

        The exhibit index attached hereto is incorporated herein by reference.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 1 to this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Milwaukee, State of Wisconsin, on February 10, 2012.

Roundy's Parent Company, Inc.
By:	/s/ ROBERT A. MARIANO
Name:	Robert A. Mariano
Title:	President and Chief Executive Officer

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ ROBERT A. MARIANO Robert A. Mariano	President, Chief Executive Officer and Chairman (Principal Executive Officer)	February 10, 2012
/s/ DARREN W. KARST Darren W. Karst	Vice President, Chief Financial Officer & Assistant Secretary (Principal Financial Officer and Principal Accounting Officer)	February 10, 2012
* Christopher Larson	Director	February 10, 2012
* Ralph W. Drayer	Director	February 10, 2012
* Avy H. Stein	Director	February 10, 2012
* John R. Willis	Director	February 10, 2012
*
The undersigned, by signing his name hereto, does sign and execute this Post-Effective Amendment No. 1 to this registration statement pursuant to the Power of Attorney executed by the above-named persons and previously filed with the Securities and Exchange Commission on behalf of such persons.

/s/ DARREN W. KARST

Darren W. Karst, as Attorney-In-Fact

 EXHIBIT INDEX

Exhibit Number	Description
1.1†	Form of Underwriting Agreement.
3.1†	Form of Second Amended and Restated Certificate of Incorporation of Roundy's, Inc., to be effective upon completion of this offering.
3.2†	Form of Amended and Restated By-laws of Roundy's, Inc., to be effective upon completion of this offering.
4.1†	Specimen Common Stock certificate.
5.1†	Opinion of Kirkland & Ellis LLP.
10.1†	Amended and Restated Credit Agreement, dated November 3, 2005, by and among Roundy's Supermarkets, Inc., as borrower, Bear Stearns Corporate Lending Inc., as Administrative Agent, Goldman Sachs Credit Partners L.P., as Syndication Agent, and LaSalle Bank National Association, JPMorgan Chase Bank, N.A., and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland", New York Branch.
10.2†	First Amendment to the Amended and Restated Credit Agreement, dated June 7, 2006, by and among Roundy's Supermarkets, Inc., as borrower, Bear Stearns Corporate Lending Inc., as Administrative Agent, Goldman Sachs Credit Partners L.P., as Syndication Agent, and LaSalle Bank National Association, JPMorgan Chase Bank, N.A., and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland", New York Branch.
10.3†	Second Amendment to the Amended and Restated Credit Agreement, dated January 29, 2007, by and among Roundy's Supermarkets, Inc., as borrower, Bear Stearns Corporate Lending Inc., as Administrative Agent, Goldman Sachs Credit Partners L.P., as Syndication Agent, and LaSalle Bank National Association, JPMorgan Chase Bank, N.A., and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland", New York Branch.
10.4†	Third Amendment to the Amended and Restated Credit Agreement, dated October 30, 2009, by and among Roundy's Supermarkets, Inc., as borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, Goldman Sachs Credit Partners L.P., as Syndication Agent, and LaSalle Bank National Association, and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland", New York Branch.
10.5†	Fourth Amendment to the Amended and Restated Credit Agreement, dated April 16, 2010, by and among Roundy's Supermarkets, Inc., as borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, Goldman Sachs Credit Partners L.P., as Syndication Agent, and LaSalle Bank National Association, and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland", New York Branch.
10.6†	Second Lien Credit Agreement, dated April 16, 2010, by and among Roundy's Supermarkets, Inc., as borrower, Credit Suisse Securities (USA) LLC, as Sole Bookrunner, Moelis & Company LLC, as Syndication Agent, and the lenders party thereto.
10.7†	Investor Rights Agreement, dated June 6, 2002, by and among, Roundy's Acquisition Corp., Willis Stein & Partners III, L.P., Willis Stein & Partners III-C, L.P., Willis Stein & Partners Dutch III-A, L.P., Willis Stein & Partners Dutch III-B, L.P., and Roundy's Acquisition LLC, Stichting Pensioenfonds ABP, Stichting Pensioenfonds Zong en Welzijn, previously known as Stichting Pensioenfonds voor de Gezondheid Geestelijke en Maatschappelijke Belangen, The Northwestern Mutual Life Insurance Company, Norwest Equity Partners VII LP, and Randolph Street Partners IV, Robert A. Mariano and Darren W. Karst.
10.8†	Employee Confidentiality and Non-Competition Agreement, dated September 27, 2004, by and among Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Mark A. Beaty.
10.9†	Employee Confidentiality and Non-Competition Agreement, dated September 30, 2003, by and among Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and John W. Boyle.

Exhibit Number	Description
10.10†	Employee Confidentiality and Non-Competition Agreement, dated June 10, 2005, by and among Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Ronald Cooper.
10.11†	Employee Confidentiality and Non-Competition Agreement, dated June 9, 2008, by and among Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Donald Fitzgerald.
10.12†	Employee Confidentiality and Non-Competition Agreement, dated December 27, 2002, by and among Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Edward Kitz.
10.13†	Employee Confidentiality and Non-Competition Agreement, dated December 27, 2005, by and among Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Donald Rosanova.
10.14†	Employee Confidentiality and Non-Competition Agreement, dated December 27, 2002, by and among Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Colleen Stenholt.
10.15†	Employee Confidentiality and Non-Competition Agreement, dated January 29, 2007, by and among Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Michael P. Turzenski.
10.16†	Executive Agreement, dated June 6, 2002, by and among Roundy's Acquisition Corp., Roundy's, Inc. and Darren W. Karst.
10.17†	First Amendment to Executive Agreement, dated February 21, 2007, by and among Roundy's Acquisition Corp., Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Darren W. Karst.
10.18†	Second Amendment to Executive Agreement, dated June 5, 2008, by and among Roundy's Acquisition Corp., Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Darren W. Karst.
10.19†	Third Amendment to Executive Agreement, dated March 25, 2009, by and among Roundy's Acquisition Corp., Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Darren W. Karst.
10.20†	Fourth Amendment to Executive Agreement, dated May 12, 2010, by and among Roundy's Acquisition Corp., Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Darren W. Karst.
10.21†	Fifth Amendment to Executive Agreement, dated May 13, 2011, by and among Roundy's Acquisition Corp., Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Darren W. Karst.
10.22†	Executive Agreement, dated June 6, 2002, by and among Roundy's Acquisition Corp., Roundy's Inc. and Robert Mariano.
10.23†	First Amendment to Executive Agreement, dated February 21, 2007, by and among Roundy's Acquisition Corp., Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Robert Mariano.
10.24†	Second Amendment to Executive Agreement, dated June 5, 2008, by and among Roundy's Acquisition Corp., Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Robert Mariano.
10.25†	Third Amendment to Executive Agreement, dated March 25, 2009, by and among Roundy's Acquisition Corp., Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Robert Mariano.
10.26†	Fourth Amendment to Executive Agreement, dated May 12, 2010, by and among Roundy's Acquisition Corp., Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Robert Mariano.
10.27†	Fifth Amendment to Executive Agreement, dated May 13, 2011, by and among Roundy's Acquisition Corp., Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Robert Mariano.
10.28†	Restricted Stock Purchase Agreement and Release, dated December 5, 2002, by and among Roundy's Acquisition Corp. and Ralph W. Drayer.
10.29†	Restricted Stock Purchase Agreement and Release, dated April 29, 2010, by and among Roundy's Parent Company, Inc. and Steven L. Harper.
10.30†	Restricted Stock Purchase Agreement and Release, dated November 17, 2009, by and among Roundy's Acquisition Corp. and Steven L. Harper.
10.31†	Form of Roundy's, Inc. 2012 Incentive Compensation Plan.
10.32†	Form of Restricted Stock Agreement pursuant to the Roundy's, Inc. 2012 Incentive Compensation Plan.
10.33†	Form of Roundy's, Inc. Severance Pay Plan.
10.34†	Form of Roundy's, Inc. Employee Confidentiality and Non-Competition Agreement.
10.35†	Form of Employment Agreement for Robert A. Mariano.
10.36†	Form of Employment Agreement for Darren W. Karst.
10.37	Form of Indemnification Agreement for directors and executive officers.

Exhibit Number	Description
21.1†	List of subsidiaries of Roundy's Parent Company, Inc.
23.1†	Consent of Ernst & Young LLP, independent registered public accounting firm.
23.6†	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).
24.1†	Powers of Attorney (included on signature page).

†
Previously filed.

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EXPLANATORY NOTE
INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 16. Exhibits and Financial Statement Schedules .
SIGNATURES
EXHIBIT INDEX